SECURITAS

Press Release from Securitas AB

March 15, 2004

Securitas in negotiations regarding acquisition of Systems in France.

Securitas Security Systems in France is in exclusive negotiations with Valiance Group, the French leader in Cash Handling Services, regarding the possible acquisition of Eurotelis Valiance. The company, which has 370 employees, is operating in the security systems business in France with annual sales in 2003 of MEUR 27 (MSEK 250), mainly from installation and alarm monitoring.

This acquisition should significantly strengthen the position of Securitas Systems in France and should permit us to take the leadership in the bank and post market segment.

An agreement is expected to be signed by the parties during April 2004.

Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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